EXHIBIT 99.1

RedHill Biopharma to Host Analyst and Investor Webcast on TALICIA® for H. pylori infection on October 30, 2018

Top-line results from the ERADICATE Hp2 confirmatory Phase III study expected before year-end 2018

H. pylori bacterial infection affects over 50% of the adult population worldwide and 30-40% of the U.S. population

TEL-AVIV, Israel and RALEIGH, N.C., Oct. 29, 2018 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on proprietary drugs for gastrointestinal diseases, today announced that it will host an analyst and investor webcast on TALICIA® for H. pylori infection, tomorrow, Tuesday, October 30, 2018, at 8:30 a.m. EDT.

RedHill recently announced that the final patient was assessed for primary endpoint in the confirmatory Phase III study with TALICIA® (RHB-105)1 for H. pylori infection (ERADICATE Hp2 study). Top-line results are expected to be announced before year-end 2018.

Members of RedHill’s executive team will be joined by the study’s lead investigator and key opinion leader, Professor David Y. Graham, M.D., M.A.C.G., and will discuss TALICIA®, the ERADICATE Hp2 study, H. pylori infection, the current treatment landscape and potential market. A question and answer session will be held following the presentations.

The conference call, including a slide presentation, will be broadcast live and available for replay for 30 days on the Company's website, http://ir.redhillbio.com/events. Please access the website at least 15 minutes ahead of the conference call to register.

Participants who wish to ask questions during the event can do so by dialing into the event. To participate in the conference call, please dial one of the following numbers 5-10 minutes prior to the start of the call: United States: +1-800-458-4121; International: +1-929-477-0324; and Israel: +972-3-376-1315. The access code for the call is: 5774327.

The ERADICATE Hp2 study is a two-arm, randomized, double-blind, active-comparator, confirmatory Phase III study which compares TALICIA® against a dual therapy amoxicillin and omeprazole regimen at equivalent doses. The study investigated 455 dyspepsia patients with confirmed H. pylori infection at 55 clinical sites across the U.S. Subjects were randomized 1:1 to receive four capsules, three times daily, of either TALICIA® or the active comparator, for a period of 14 days. Subjects were assessed for the study’s primary endpoint of eradication of H. pylori infection at least 43 days after initiation of treatment. The study is 90% powered to detect a 13% treatment effect (active arm 83% vs. control arm 70%).

Prof. David Y. Graham, MD, M.A.C.G.
Professor David Y. Graham, MD, an internationally renowned researcher and physician of Baylor College of Medicine, is the lead investigator for the ERADICATE Hp2 study. Prof. Graham is the author of more than 800 scientific articles, several books, and 100 chapters in medical text books. He is a Master of the American College of Gastroenterology and a Fellow of the American College of Physicians, the American Academy of Microbiology, the American Association for the Advancement of Science, the Infectious Diseases Society of America, and World Innovation Foundation. Professor Graham is a former president of the American College of Gastroenterology.

About TALICIA®:
TALICIA® is a novel and proprietary fixed-dose, all-in-one oral capsule combination of two antibiotics, rifabutin and amoxicillin, and a proton pump inhibitor (PPI), omeprazole.

The first Phase III study with TALICIA® (ERADICATE Hp study) successfully met its primary endpoint of superiority over historical standard-of-care (SoC) eradication rate of 70%, with high statistical significance (p<0.001). The study results demonstrated 89.4% efficacy in eradicating H. pylori infection with TALICIA®. Notably, these results were also superior to subsequent open-label treatment with SoC therapies of patients in the placebo arm of the ERADICATE Hp study, which demonstrated 63% eradication rate (p=0.006), further supporting the potential efficacy of TALICIA®. Treatment with TALICIA® was shown to be safe and well tolerated and eliminates concerns of resistance to current SoC.

The ERADICATE Hp2 confirmatory Phase III study with TALICIA® (RHB-105) is registered on www.ClinicalTrials.gov, a web-based service of the U.S. National Institutes of Health (NIH), which provides access to information on publicly and privately supported clinical studies.

About H. pylori:
H. pylori bacterial infection affects over 50% of the adult population worldwide2 and 30-40% of the U.S. population3, with an estimated three million patients treated annually in the U.S. H. pylori is classified as a group I carcinogen by the International Agency for Research on Cancer. It is the strongest risk factor for the development of gastric cancer2 and a major risk factor for peptic ulcer disease, and gastric mucosa-associated lymphoid tissues (MALT) lymphoma4. Eradication of H. pylori is becoming more difficult; current standard-of-care therapies fail in approximately 30% of patients, who remain H. pylori positive, due to increasing resistance of H. pylori to antibiotics commonly used in standard combination therapies5. Clarithromycin-resistant H. pylori was formally categorized by the World Health Organization as a pathogen for which there is a high priority need to develop new treatments6.

The 2018 global market for H. pylori eradication therapies is estimated at approximately $4.8 billion, of which $1.4 billion is from the U.S.7

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of late clinical-stage, proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes four gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; Mytesi® - an anti-diarrheal drug indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy; Esomeprazole Strontium Delayed-Release Capsules 49.3 mg - a prescription proton pump inhibitor indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal conditions, and EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s key clinical-stage development programs include: (i) TALICIA® (RHB-105) for the treatment of Helicobacter pylori infection with an ongoing confirmatory Phase III study and positive results from a first Phase III study; (ii) RHB-104, with positive top-line results from a first Phase III study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase III study for nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102), with positive results from a Phase III study for acute gastroenteritis and gastritis and positive results from a Phase II study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase IIa study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vii) RHB-107 (formerly MESUPRON), a Phase II-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that top-line results of the confirmatory Phase III study with TALICIA® for H. pylori infection will be later than expected, the risk that the potential filing of a U.S. NDA for TALICIA® and potential FDA approval of TALICIA® will be later than expected or will not occur at all or that worldwide or U.S. markets for H. pylori eradication therapies will not reach the amounts currently estimated and other risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully promote Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 22, 2018. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

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1 TALICIA® (RHB-105) is an investigational new drug, not available for commercial distribution.

2 Lamb A et al. Role of the Helicobacter pylori-induced inflammatory response in the development of gastric cancer. J Cell Biochem 2013 Mar; 114(3):491-7

3 Chey WD et al. Management of Helicobacter pylori Infection. Am J Gastroenterol 2007;102:1808–1825

4 NIH – Helicobacter pylori and Cancer, September 2013.

5 Malfertheiner P. et al. Management of Helicobacter pylori infection - the Maastricht IV/ Florence Consensus Report, Gut 2012;61:646-664; Graham DY et al. New concepts of resistance in the treatment of Helicobacter pylori infections. Nat Clin Pract Gastroenterol Hepatol. 2008 Jun;5(6):321-31 and Graham DY et al. Helicobacter pylori treatment in the era of increasing antibiotic resistance. Gut 2010;59:1143-1153

6 http://www.who.int/news-room/detail/27-02-2017-who-publishes-list-of-bacteria-for-which-new-antibiotics-are-urgently-needed

7 Foster Rosenblatt market analysis, October 2018

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com